UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RELEVANT FACT

Santiago, April 9, 2007

Gentlemen

Superintendence of Securities and Insurance

Present

Re:	Agreements adopted in the Shareholders’ Meeting. Lan Airlines S.A. Securities Registration N° 306.

To Whom It May Concern:

We hereby inform you that on Thursday, April 5, 2007 the following shareholders’ meetings of Lan Airlines S.A. were held, during which shareholders in attendance represented 84.349% of all of the Company’s subscribed and paid for capital.

A. Ordinary Shareholders’ Meeting, during which the following agreements were reached:

1.	Approve the Annual Report and the Financial Statements of the Company, as of December 31, 2007.

2.

Approve the distribution of a dividend representing 70% of the profits of the Company in 2006, including in that sum the interim dividends of US$0.15071 and US$0.21256 per share, paid in August 2006 and January 2007, respectively. The amount of the remaining dividend, corresponding to US$0.16638 per share shall be paid beginning on April 25, 2007.

3.

Set the compensation of the Directors of the Company for the fiscal year 2007 to the equivalent of UF 24 as a monthly allowance for attendance to board sessions, and for the President, the equivalent of UF 56.

4.

Set the compensation of the members of the Board of Directors Committee to the equivalent of UF 24 as a monthly allowance for attendance to committee sessions, and to set a proposed budget equivalent to UF 1,200, both for the fiscal year 2007.

5.	Designate PriceWaterhouseCoopers as the Company’s External Auditors for the fiscal year 2007.

6.	Designate the rating agencies that will conduct a voluntary rating of the Company’s securities.

7.	Approve the dividend policy of the Company for the fiscal year 2007.

8.

Establish that, in the future, the notices for attendance to Meetings be published in the Diario La Tercera, and that the Financial Statements be published in the same publication upon the determination by the President and/or the Legal Representative.

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B. Extraordinary Shareholders’ Meetings, in which the following agreements were adopted:

1.

Annul the capital increase approved by the Extraordinary Shareholders’ Meeting of January 26, 2007, which act was included in a public document of the same date in the Notary of Mr. Raúl Undurraga Laso, in Santiago.

2.

Increase the capital of the Company from US$134,303,353, divided into 318,909,090 shares of the same series, ordinary and without par value, fully subscribed and paid for, to US$453,875,272, divided into 341,000,000 shares, through the issuance of 2,090,910 shares with the same characteristics as the existing shares, representing an increase in capital of US$319,571,919.

3.

Designate 10% of the shares represented by the approved capital increase, that is, 2,209,091 shares, for purposes of the compensation plans that the Board of Directors, being fully authorized to do so, shall elaborate for the Company’s employees and the employees of the Company’s subsidiaries through a stock option compensation program.

4.

Authorize the Board of Directors of the Company to continue with the final determination of the price of the offering of the shares, in accordance with paragraph 2 of Article 28 of the Reglamento de Sociedades Anónimas (Rules for Publicly–Held Stock Corporations), such that the offering must take place within 120 days following the Meeting. For these purposes, the Board of Directors must commence the preference rights offering period during the 120-day period.

5.

Authorize the Board of Directors of the Company to continue with and agree on the terms of the issuance and offering of the shares in Chile and abroad for purposes of the approved capital increase and the subscription and payment of the shares, and to request the registration of the shares with the Securities Registry of the Superintendence of Securities and Insurance and with the Securities and Exchange Commissions in the United States of America.

6.	Substitute the Fifth permanent article and the First temporary article of the bylaws, in order to reflect the agreements adopted during the Meeting.

With no further matters, yours sincerely,

Alejandro de la Fuente G.

Chief Financial Officer

Lan Airlines S.A.

cc.	Bolsa de Comercio de Santiago, Bolsa de Valores Bolsa Electrónica de Chile, Bolsa de Valores Bolsa de Corredores de Valparaíso, Bolsa de Valores Comisión Clasificadora de Riesgo

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic Alejandro de la Fuente Goic Chief Financial Officer

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